Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

(In thousands, except ratio computation)

	Six Months Ended June 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Pretax income (loss) from continuing operations before adjustment for noncontrolling interest	$9,447	$8,621	$(27,412)	$(23,505)	$9,679	$27,746
Add back:
Fixed charges	14,640	28,618	30,124	34,348	30,906	35,733
Distributed income of equity investees	3,485	3,793	4,413	2,904	3,836	6,389
Deduct:
Equity in loss (earnings) of equity investees	5,414	(3,248)	(1,669)	221	(1,328)	(2,506)
Capitalized interest	(457)	(996)	(325)	(1,158)	(2,116)	(1,577)

Earnings as Defined	$32,529	$36,788	$5,131	$12,810	$40,977	$65,785

Fixed Charges
Interest expense including amortization of deferred financing fees	$14,056	$27,344	$29,497	$32,870	$28,469	$33,837
Capitalized interest	457	996	325	1,158	2,116	1,577
Interest portion of rent expense	127	278	302	320	321	319

Fixed Charges	$14,640	$28,618	$30,124	$34,348	$30,906	$35,733
Preferred share dividends	3,625	7,250	5,244	—	—	—

Combined Fixed Charges and Preferred Dividends	$18,265	$35,868	$35,368	$34,348	$30,906	$35,733

Ratio of Earnings to Combined Fixed Charges	2.22	1.29	(a)	(b)	1.33	1.84

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.78	1.03	(a)	(b)	1.33	1.84

(a)	Due to the pretax loss from continuing operations for year ended December 31, 2011, the ratio coverage's were less than 1:1. We would have needed to generate additional earnings of $25.0 million or $30.2 million, respectively, to achieve a coverage of 1:1 for 2011.

(b)	Due to the pretax loss from continuing operations for year ended December 31, 2010, the ratio coverage's were less than 1:1. We would have needed to generate additional earnings of $21.5 million to achieve a coverage of 1:1 for 2010.